SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2002

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  Allen L. Leverett
                  270 Peachtree Street, NW
                  Suite 1900
                  Atlanta, GA  30303

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  Vice President and Treasurer of Southern Company Services. Meetings with FERC and SEC staff generally regarding rate and financing matters, filing testimony with the FERC, and if necessary appearing as a witness at FERC hearings.

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)
               Salary or other
               compensations
Name of     received     to be             Person or company from whom received
recipient                received          or to be received
              (a)          (b)
Allen L.   $600,000.00   to be included    Southern Company Services, Inc.
Leverett                 in supplementary
                         statement

           (b)    Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client:  $2,000.00

           (b) Itemized list of all other expenses:  None

Date January 22, 2000                       (Signed) /s/ Allen L. Leverett